UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549

                              FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit  for filing 3 copies of this form  concurrently  with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) Name of Issuer (please type or print) (b)IRS Ident. No. (c) S.E.C. File No.
Triarc Companies, Inc.                        38-0471180            1-2207
-----------------------------------------  ----------------- ------------------
1(d) Address of Issuer  Street   City     State  Zip Code  (e) Telephone No.
                                                              AREA CODE  NUMBER
     280 Park Avenue           New York    NY      10017       (212)  451-3000
  -------------------------------------------------------  --------------------
2(a) Name of Person for     (b) IRS       (c) Relationship
     Whose Account the          Ident.        to
     Securities are to          No.           Issuer
     Be Sold
     Joseph A. Levato       ###-##-####       Director
  ------------------------  -----------   ----------------

2(d) Address Street       City         State     Zip
 4 Sutton Court          Mendham        NJ      07945
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         OMB APPROVAL
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OMB Number:          3235-0101
Expires:       August 31, 2000
Estimated average burden
hours per response........2.0
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          SEC USE ONLY
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DOCUMENT SEQUENCE NO.

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CUSIP NUMBER

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WORK LOCATION

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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.


3(a) Title of      (b) Name and         SEC USE ONLY       (c) Number
    the Class of       Address of       Broker-Dealer          of Shares
    Securities         Each Broker      File Number            or Other
    To be Sold         Through Whom                            Units to
                       the Securities                          be Sold
                       are to be                               (See Instr. (c))
                       Offered or
                       Each Market
                       Maker who is
                       Acquiring the
                       Securities


Class A                Merril Lynch                               4,300
Common Stock           P.O. Box 904
                       Morristown, NJ
                       07963-0904
----------------       ----------------   -------------        -------------

3(d)Aggregate         (e)Number of        (f)Approximate     (g)Name of
    Market Value         Shares or           Date of Sale       Each
   (See Instr.3(d))      Other Units         (See Instr.3(f))   Securities
                         Outstanding         (Mo. Day Yr.)      Exchange
                         (See Instr. 3(e))                      (See Instr.3(g))

     $109,134.00          20,305,170           11-29-00         New York
                                                                Stock Exchange
------------------      -------------------   ---------------   ---------------


INSTRUCTIONS:
1. (a) Name of Issuer

   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's I.R.S. identification number, if such person is an entity
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

   (f) Approximate date on which the securities are to be sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of     Date you         Nature of Acquisition    Name of Person
the Class    Acquired         Transaction              From Whom Acquired
                                                       (If gift, also give date
                                                       donor acquired)

Class A      April 24, 1993   Restricted Stock Award   Triarc Companies, Inc.
Common
Stock
-------      --------------   ------------------------ ------------------------

Amount of    Date of           Nature of Payment
Securities   Payment
Acquired

25,000       April 24, 1993    Represented stock award
                               with restrictions, restrictions
                               terminated January 16, 1996
--------     --------------    ------------------------------


INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address            Title of     Date     Amount of    Gross
Of Seller                   Securities   of       Securities   Proceeds
                            Sold         Sale     Sold

Joseph A. Levato	    Class A
4 Sutton Court              Common
Mendham, NJ 07945           Stock       10/11/00       700     $ 16,975.00

Joseph A. Levato	    Class A
4 Sutton Court              Common
Mendham, NJ 07945           Stock       09/20/00      1,000    $ 25,281.30

Joseph A. Levato	    Class A
4 Sutton Court              Common
Mendham, NJ 07945           Stock       09/28/00      1,400    $ 33,600.00

Joseph A. Levato	    Class A
4 Sutton Court              Common
Mendham, NJ 07945           Stock       09/29/00        600    $ 14,400.00

Joseph A. Levato	    Class A
4 Sutton Court              Common
Mendham, NJ 07945           Stock       09/29/00      2,000    $ 49,125.00

Joseph A. Levato	    Class A
4 Sutton Court              Common
Mendham, NJ 07945           Stock       09/29/00      5,000    $122,500.00
------------------------    ----------  --------- ----------  -------------
REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the Securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

  November 29, 2000                   /s/ Joseph A. Levato
-----------------------------    -------------------------------------
     Date of Notice                        Signature

 The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

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  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                  Criminal Violations (See 18 U.S.C. 1001)
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